UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

QUIDEL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-10961	94-2573850
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
12544 High Bluff Drive, Suite 200, San Diego CA 92130
(Address of Principal Executive Offices) (Zip Code)
Phillip Askim, Associate General Counsel (858) 552-1100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Quidel Corporation has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. The Conflict Minerals Report is also publicly available at www.quidel.com through the “Investor Relations” link under the heading “Corporate Governance”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02    Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 hereto.
Section 2 - Exhibits
Item 2.01    Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: May 31, 2016

QUIDEL CORPORATION
(Registrant)

By:	/s/ Robert J. Bujarski
Name:	Robert J. Bujarski
Its:	SVP, Business Development & General Counsel